Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Taylor Capital Group, Inc.:

We consent to the use of our reports dated March 9, 2012 with respect to the consolidated balance sheets of Taylor Capital Group, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Chicago, Illinois

April 23, 2012